                                                                    EXHIBIT 17.1

                             FRANK E. SAMUEL, JR.
                                   SUITE 300
                              11000 CEDAR AVENUE
                             CLEVELAND, OHIO 44106


                               November 3, 1998


Board of Directors
Life Technologies, Inc.
9800 Medical Center Drive
Rockville, Maryland 20850


Dear Fellow Board Members:

          On October 27, 1998, the representatives of Dexter Corporation serving on our Board of Directors took the extraordinary step of disbanding the Special Committee of independent directors -- apparently in response to the Special Committee's refusal to approve a transaction between LTI and Dexter Corporation at a price that the Special Committee believed was not fair to LTI's public stockholders. This inappropriate act, taken upon the motion of the Chairman of the Board, who is also the Chairman of the Board of Dexter Corporation, occurred without discussion (even though discussion was requested by myself, an independent director), and over the objection of all three members of the Special Committee. This act, together with the events of the past several months and the behavior of those directors who represent Dexter Corporation on this Board, has made it impossible for me to fulfill my primary obligation as a director: to represent and act in the best interest of LTI's stockholders. Consequently, I hereby resign from the Board of Directors of Life Technologies, Inc., effective immediately.

          My decision to resign is made with the greatest reluctance. I have served as a director of LTI since April of 1996. I am proud of my association with the Company, its outstanding management team and its many achievements. Consequently, my decision to resign, and Dexter's heavy-handed activities over an extended period of time that led to it, leave me not only with a profound sense of disappointment, but, more importantly, with deep concern as to the fairness of the treatment that LTI's public stockholders can expect to receive in the future from the Dexter majority on this Board.

          A joint statement of the members of the Special Committee, which outlines in greater detail the reasons for the Special Committee's conclusion that $37 per share is not an appropriate valuation for LTI, is attached as Annex A to this letter. As that statement makes clear, Dexter and the Special Committee appeared to have substantial disagreements as to the proper approach for determining an appropriate value for the Company. In particular, the Special Committee strongly believed that in arriving at its $37 per share price, Dexter had not given sufficient credit to, or had ignored, important components of LTI's overall value, including the value of the products in LTI's R&D pipeline. The Special Committee, calling upon its expert

Board of Directors
Life Technologies, Inc.
November 3, 1998

advisors as well as each member's individual expertise, spent a great deal of time studying these issues.

          I am troubled by several features of the situation as it unfolded:
Dexter's refusal to consider or even discuss the issues relating to LTI's value raised by the Special Committee, the termination of the Special Committee by the Chairman of the Board and his conflicted colleagues, and Dexter's coercive attempt to buy out the LTI public stockholders at a price which, I believe, deprives these stockholders of the significant inherent values to which they are rightfully entitled. This is particularly troubling because, as has been discussed by LTI Board members from time to time, LTI is a difficult company to value without intensive study. This is both because a significant part of the value of LTI is in its R&D pipeline, the details of which are not fully public, and because LTI receives very little analyst coverage from Wall Street due to Dexter's majority position.

          These are points, indeed, about which I had written earlier this year to Grahame Walker, chairman of the Dexter and LTI boards (a copy of my letter to Grahame is attached as Annex B). The analysis performed by Goldman, Sachs & Co. (the Special Committee's financial advisor) was probably the first time that a rigorous, independent study of LTI and its prospects had ever been undertaken. It was not surprising to me -- for reasons reflected in my letter to Grahame -- that Goldman Sachs' analysis supported a higher value than had been attributed to LTI by the market prior to the Dexter proposal. I now fully expect that, once LTI is wholly owned by Dexter, the "New Dexter", without the former LTI public stockholders, will find Goldman Sachs' analysis to be persuasive as it tells LTI's promising story to its investors.

          In summary, with the termination of the Special Committee, I believe that I am no longer able to represent the interests of and protect the public stockholders the constituency the Special Committee was charged with protecting. Consequently, I have no choice but to resign from the LTI Board of Directors. Pursuant to the federal securities laws, I hereby request that this letter and my disagreement with the actions taken by the Dexter representatives on the Board of Directors be disclosed to LTI's public stockholders by filing this letter (including the attachments) as an exhibit to an LTI Form 8-K filed with the Securities and Exchange Commission. Any questions regarding this matter should be directed to my counsel, David A. Katz of Wachtell, Lipton, Rosen & Katz.



                                    Sincerely,

                                    /s/ Frank E. Samuel, Jr.

                                    Frank E. Samuel, Jr.

Attachments

cc:  David A. Katz

                                                                         ANNEX A


                            JOINT STATEMENT OF THE
     FORMER MEMBERS OF THE SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF
                            LIFE TECHNOLOGIES, INC.
                              __________________


SUMMARY.
-------

          For the reasons described below under "Reasons for the Special Committee's Recommendation," the Special Committee of Independent Directors of Life Technologies, Inc. ("LTI") determined that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

BACKGROUND OF THE COMMITTEE'S ACTIVITIES.
-----------------------------------------

          In May 1998, LTI's scheduled share repurchase was suspended by order of Dexter Corporation without notice to the LTI Board. This repurchase program had been the subject of extensive discussion by the LTI Board over many months in fact, the Chairman of the Board had specifically directed that the share repurchase be pursued expeditiously but the LTI Board was not informed that the repurchase program was suspended, and no public announcement was ever made.

          On July 7, 1998, Dexter Corporation, which at that time owned approximately 52% of the outstanding shares of common stock of LTI, publicly announced its proposal to acquire the remaining 48% of LTI that it did not already own at a price of $37 per share in cash. As was the case with the canceling of the share repurchase, Dexter made this announcement without advance notice to or consultation with the LTI Board. At a meeting of the LTI Board that day, the LTI Board appointed directors Thomas H. Adams, Frank E. Samuel, Jr., and Iain C. Wylie as a Special Committee of independent directors charged with evaluating and responding to Dexter's proposal on behalf of LTI's public stockholders. Messrs. Adams, Samuel and Wylie were the only independent members of the LTI Board; each of the other directors was either an officer of LTI, or an officer or director of Dexter.* In addition, each of Messrs. Adams, Samuel and Wylie possess significant expertise in the life sciences which all but one of the Dexter representatives do not. The Special Committee engaged Wachtell, Lipton, Rosen & Katz as its
--------------------
* Subsequently, an independent director (who was not a member of the Special Committee) resigned to pursue other opportunities (unrelated to the Dexter proposal), and the Chairman of the Board recommended that another director affiliated with Dexter be appointed to the LTI Board of Directors to replace the resigning director. A replacement director for the resigning director was required in order to keep the LTI Board at the size required by LTI's certificate of incorporation. However, there was no requirement that the replacement director be affiliated with Dexter. Since there was no reason to give Dexter clear control of the LTI Board (i.e., five of nine directors) or to appoint another Dexter-affiliated director in the context of an interested party transaction, the two members of the Special Committee who were present at the relevant meeting voted against electing the new director.

counsel and, after interviewing a number of financial advisory firms, engaged Goldman, Sachs & Co. as its financial advisor.

          Shortly thereafter, the Special Committee and its legal and financial advisors commenced their effort to respond to the Dexter proposal. This effort began with an intensive, cooperative effort among the Special Committee, Goldman Sachs and senior management of the Company to analyze and understand the various contributing factors to LTI's inherent value. As has been discussed by the LTI Board from time to time in the past, LTI is a difficult company to value without intensive study for at least two reasons: first, because a significant part of its future success and value is dependent upon the success and value of products that currently are only under development the so-called "R&D pipeline" -- the details of which are not fully public for competitive and other reasons (although Dexter has been well aware of them for some time); and second, because LTI receives very little analyst coverage from Wall Street, primarily due to Dexter's majority position. Because there is substantial information relating to the value of LTI that has not been made available to the public stockholders, the Special Committee felt a special obligation to evaluate these assets in order to ensure that Dexter not unfairly profit from its inside status at the expense of the public stockholders.

          The Special Committee began by attempting to understand and evaluate the Company's strategic plan, including a highly detailed analysis of the Company's R&D pipeline. In this connection, with the assistance of Goldman Sachs and senior management of the Company, the Special Committee reviewed all of the Company's major assets, including sequencing technologies, transgenics, and the cDNA library, and then analyzed the R&D pipeline on a product-by-product basis in order to understand the success probabilities of each of the products and the implications for LTI, the LTI stockholders, and the financial projections contained in the base strategic plan. Among other things, the analysis indicated that the commercialization of some of the major products in the R&D pipeline could be expected to lead to an expansion of the Company's earnings growth trajectory. The Special Committee and its advisors then thoroughly analyzed LTI's financial projections, including spending a significant amount of time questioning and pressing management on the viability and achievability of the projections reflected in the strategic plan, as well as separately analyzing the R&D pipeline.

          Based on this work, in August and early September Goldman Sachs and the Special Committee broke its valuation analysis into two components: (1) the ongoing operations of the Company, and (2) the R&D pipeline. Application of standard valuation techniques to these two components by Goldman Sachs indicated discounted cash flow value ranges for the ongoing operations and for the R&D pipeline which, when added together, supported values significantly in excess of $37 per share. In the case of the R&D pipeline, Goldman Sachs based its analysis on a product by product probability-of-success analysis, with each probability supplied by management. In addition, in its discounted cash flow analyses, Goldman Sachs applied significantly higher discount rates to the R&D pipeline than it did to the ongoing operations. Consequently, the Special Committee believed, based in part on Goldman Sachs' work, that the results indicated by the R&D pipeline analysis were conservative and not speculative.

          In addition to the discounted cash flow analyses, the Special Committee also considered (i) LTI's recent and historical stock price performance, (ii) LTI's investor base and investment positions, (iii) LTI's historical business and financial performance and prospects, (iv) comparable public company stock values, (v) a review of premiums paid in prior life sciences industry acquisitions, and (vi) a review of premiums paid in prior minority buy-out transactions.

          In September, after more than six weeks of this intensive work by the Special Committee and its legal and financial advisors, the Special Committee informed Dexter that, based on the work done as of that time, the Special Committee had concluded that $37 per share was not an appropriate valuation, and that the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. In particular, the Special Committee told Dexter that the analytical work performed by the Special Committee and its advisors had led it to conclude that Dexter's $37 per share offer appropriately reflected neither the substantial values indicated in the Company's base strategic plan nor the incremental value of the Company's R&D pipeline. The Special Committee chose to engage in private discussions, rather than public negotiations, with Dexter in order to attempt to minimize any potential harm to LTI from the process which Dexter initiated. The Special Committee believed that a public disagreement on the values inherent in LTI's base business as well as its very attractive R&D pipeline would ill serve the constituencies that the Special Committee was charged with protecting.

          The Special Committee also informed Dexter that the Special Committee had been approached by a third party interested in acquiring all of LTI at a price in excess of Dexter's $37 offer. Because Dexter has previously stated that it is not interested in reducing its position in LTI, the Special Committee could not respond to this third-party contact. Nevertheless, the Special Committee found it highly significant that the values indicated in the third party approach exceeded the value Dexter offered even though the third party did not have access to the substantial inside information (including with respect to the R&D pipeline) to which Dexter has had continued access, both through its board representation and in connection with the proposed transaction.

          Based on the work it had done as of that time, the Special Committee believed that the differing valuation approaches applied by Goldman Sachs and by Merrill Lynch, Dexter's financial advisor, together with Merrill Lynch's admitted failure to attribute any meaningful value to the R&D pipeline, accounted for the gap between Dexter and the Special Committee. In particular, the Special Committee believed that both the R&D pipeline and LTI's current product portfolio could be valued objectively, and that once Dexter and Merrill Lynch understood the significance and value of the R&D pipeline and the current product portfolio, a common ground eventually could be found for a transaction that would provide fair value to LTI's public stockholders. Dexter agreed that Merrill Lynch and Goldman Sachs should meet to discuss their respective valuation analyses. To this end, the Special Committee continued its work for an additional five weeks and, among other things, (1) instructed Goldman Sachs to meet with Merrill Lynch in order to see if a common approach to valuing LTI could be agreed upon, and (2) arranged meetings among the Special Committee, Goldman Sachs, Merrill Lynch and the

Company's senior management to review the R&D pipeline and other components of LTI's strategic plan.

          During one of these meetings in late October, Merrill Lynch raised certain issues concerning several of the important assumptions underlying the analysis performed by the Special Committee and its financial advisor. These issues included (1) the impact of recent economic developments in international markets; (2) the impact of current stock market conditions; (3) whether LTI can maintain market share growth without sacrificing margins; and (4) the Company's ability to successfully commercialize the products in the R&D pipeline. Although the Special Committee had considered each of these issues, the Special Committee asked Goldman Sachs to do additional work and perform additional analyses directly related to these issues, and the Special Committee personally questioned the Company's senior management on these matters (other than issue
(2), with respect to which management was presumed to have no particular expertise). The result of our investigation of these issues was to reinforce
                                                                    ---------
rather than to diminish, our view that Dexter's $37 per share offer did not
-----------------------
fully reflect the values inherent in LTI. Among other things, the Special Committee determined or was informed by LTI's management:

     .  with respect to the impact of recent economic developments:
        (i) international economic conditions had negatively impacted only Asia and Latin America, which constitute very small parts of LTI's overall business; (ii) the expectation that a weakening dollar relative to European currencies will generate greater income and larger margins for the European region, which represents more than one-third of LTI's business, and the belief that LTI management has positioned LTI to take advantage of this situation; (iii) customer orders have held firm and LTI has a lengthy list of new customers; and (iv) the National Institutes of Health has increased, not decreased its budget;

     . with respect to market share gain: (i) base case growth is projected to be strongest in high margin products; and (ii) LTI plans to continue necessary cost restructuring to maintain margins; and

     . with respect to the Company's ability to successfully commercialize the products in the R&D pipeline: (i) the Company has several recent examples of new products that have been developed and commercialized effectively, including Custom Primers and Platinum Paq, and has had significant success in new product introductions; and (ii) the Company has assigned dedicated experienced teams to its major commercialization efforts, including to the Gateway line and Amplification program.

          In addition, on October 22, 1998, Goldman Sachs presented the Special Committee with an update to its September valuation analysis. Among other things, Goldman Sachs' presentation indicated discounted cash flow value ranges for the ongoing operations and for the R&D pipeline that, when added together, indicated a total Company value range of $36.32 to $51.81. Goldman Sachs also noted for the Special Committee that the assumptions used in arriving at the discounted cash flow value range for the R&D pipeline were more conservative than those used in the September presentation and included sensitivity analyses that significantly discounted management's actual expectations. Similarly, the discounted cash flow ranges for the Company as a whole reflected sensitivities to potential softness in market and economic conditions.

          Based on this reaffirmation of its view that $37 per share would not appropriately compensate LTI's public stockholders, the Special Committee instructed Goldman Sachs to convey its responses to the issues raised by Merrill Lynch to Merrill Lynch in the hope that productive discussions leading to a fair transaction could result. Such discussions occurred on October 26, 1998. But prior to that time, K. Grahame Walker, exercising his power as chairman of the Board of LTI, called a special meeting of the Board of Directors of LTI on October 27, 1998. No agenda was provided for this meeting, but Mr. Walker indicated to one member of the Special Committee that he expected to receive an update from the Special Committee.

          At the October 27 Board meeting, the Special Committee informed the Board that Dexter had so far failed to convince the Special Committee that $37 per share is an appropriate valuation and that, based on its work and the information provided by Dexter and the Company, the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. The Special Committee also made clear, however, that it and its advisors stood ready to review any additional information and to consider any revised proposal that Dexter cared to make. Mr. Walker instead demanded that Dr. Adams, the Special Committee's chairman, state a price that the Special Committee would be willing to approve. Dr. Adams declined to do so, and instead reiterated the Special Committee's offer to consider additional information or a new proposal from Dexter. Following Mr. Walker's repeated requests for a specific price the Special Committee would be willing to approve, Dr. Adams informed the Board of the same information that Goldman Sachs had conveyed to Merrill Lynch earlier in the day, namely (i) that the Special Committee saw the logic of a price in the $50+ range per share but believed Dexter would be unwilling to offer such a price, (ii) that the Special Committee was not prepared to recommend the $37 per share price in Dexter's proposal or any price in the $30s, and (iii) that the Special Committee was willing to consider any new proposal. Finding Dr. Adams' response unacceptable, Mr. Walker stated that the Special Committee's usefulness had ended and disclosed that Dexter would announce that it had withdrawn its proposal and that Dexter had decided to proceed directly with a tender offer to LTI's stockholders. He then proposed to the LTI Board that the Special Committee be disbanded. Overruling a direct request from an independent director that the wisdom of such an action be discussed prior to such a vote, the five Dexter representatives on the LTI Board approved the disbanding of the Special Committee, with all three members of the Special Committee voting against disbanding.

REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION.
---------------------------------------------------

          The former members of the Special Committee unanimously agree that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

          In particular, the Special Committee believes that Dexter Corporation has ignored or omitted from its $37 per share value significant components to LTI's long term inherent value and earning power. Foremost among these is the value of the products in LTI's R&D pipeline that have not yet been commercialized. Even using conservative assumptions and probability discounts to account for the probabilities of success associated with these products, the Special Committee determined that the R&D pipeline has significant value that LTI's public stockholders are entitled to be compensated for and that are not reflected in Dexter's $37 per share offer.

          In addition to the foregoing, in reaching its conclusions, the former members of the Special Committee considered the following material factors:

          (i) the Special Committee's expectation of LTI's operating and financial performance on a "status quo" (no change in Dexter ownership) basis, taking into account, among other things:

               . historical information concerning the business, operations, financial condition and operating results of LTI; and

               . certain projections provided by LTI management concerning the prospects and financial and operating performance of LTI;

          (ii) certain stock market and related financial indicators, including:

               . the recent and historical trading prices and market multiples of LTI common stock;

               .  LTI's investor base and investment positions;

               .  comparable public company stock values;

               . a review of premiums paid in prior life sciences industry acquisitions; and

               . a review of premiums paid in prior minority buy-out transactions;

          (iii) the multiple presentations by senior management of LTI concerning the products under development in LTI's R&D pipeline, including management's product by product assessment of the potential revenue associated with each such product and the probability of success or failure of each such product, and Goldman Sachs' comprehensive analysis of the R&D pipeline information provided by management, including the application of appropriate probability discounts and the presentation of informative probability and sensitivity analyses;

          (iv) the fact that each of the members of the Special Committee has significant expertise and professional experience in the life sciences, whereas all but one of the Dexter-affiliated directors do not;

          (v) the fact that the details of the R&D pipeline had not been made fully public (for competitive and other reasons) and therefore was not fully reflected in LTI's stock price, together with the fact that Dexter, unlike the public stockholders, had had access to such information for some time;

          (vi) the fact that, because a significant part of the value of LTI is in its R&D pipeline, the details of which are not fully public, and because LTI receives very little analyst coverage from Wall Street due to Dexter's majority position, mere application of a premium to current trading prices would not be a sufficient approach to valuing LTI, and that intensive, rigorous study -- of the type performed by the Special Committee with the assistance of Goldman Sachs -- would be required;

          (vii) the bullet points following the tenth paragraph above under "Background of the Committee's Activities";

          (viii) the unsolicited views of certain significant LTI stockholders who believed that $37 per share was not a fair price and that a higher price was required to properly compensate the LTI public stockholders.

          In view of the variety of factors and the amount of information considered, the former members of the Special Committee did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole.

/s/  Thomas H. Adams      /s/  Frank E. Samuel, Jr.    /s/  Iain C. Wylie
-----------------------   -------------------------   -------------------------
Thomas H. Adams, Ph. D.,  Frank E. Samuel, Jr.        Iain C. Wylie
Chairman

                                    ANNEX B

                          EDISON BIOTECHNOLOGY CENTER


                                 June 2, 1998



PERSONAL AND CONFIDENTIAL

Mr. K. Grahame Walker
Chairman of the Board
Life Technologies, Inc.
One Elm Street
Windsor Locks, CT 06096

Dear Grahame:

At the conclusion of the LTI Board lunch in April, you suggested that I reconsider my opposition to the stock re-purchase plan in light of the "overwhelming" approval of the plan by the shareholders, whom I was elected to represent. I have done so, and see no new factor that would require me to change my position. Let me say that I have always assumed that the plan would receive majority support from the LTI shareholders. Thus, for me, it is only the size of the majority vote that is now known.

My analysis proceeds as follows.

     First, there are special factors relating to the Dexter holding that I shall set aside for the moment.

     Second, when Dexter's 52% interest is subtracted from the 88% of the total votes cast in favor of the re-purchase, 36% of LTI shares were voted to approve the plan. 14% were either voted against the plan or abstained. This is obviously still a large majority, but not so overwhelming as to render a minority view irrational.

     Third, philosophical tenets about the general importance of minority views aside, the minority view in this case is persuasive, for the following reasons.

          1) Internal growth does not appear to provide the prospect of appropriate increase in LTI shareholder value. Acquisitions are, consequently, essential to greater shareholder value. Given the existence of a majority shareholding, LTI begins the acquisition hunt at a disadvantage -- in spite of its high share price, which in ordinary situations would endow the company with an extremely attractive medium with which to finance acquisitions -- compared to other potential acquirers because it cannot effectively use its shares as consideration for an

Mr. Walker - Personal and Confidential
June 2, 1998
Page 2


acquisition. Therefore, cash is of greater relative importance to its prospects for increasing shareholder value than it otherwise would be. Accumulating cash has, therefore, an overwhelming importance for increasing shareholder value. Anything that applies cash to purposes other than acquisitions or significant opportunities for enhancing internal growth has, therefore, a low priority.
This includes, in my view, not only share re-purchases, but dividends as well, but I will not argue this point in view of LTI's history of paying dividends.

          2) Share re-purchases have two aspects: the signal to the market that the Board believes the shares at current prices are undervalued and increases in share value and earnings that occur because of actual re-purchases. In this case, there may be some value from the signal, even though LTI stock is trading near its high -- not, by the way, an ordinary case for a stock buyback. More important, actual re-purchases deplete cash in return for modest EPS gains; an objective that is inconsistent with the cash retention objectives that are for LTI the key to increasing shareholder value.

          3) LTI is penalized in the market by the narrow float caused by the Dexter holding. Because trading is thin, the company is followed by second tier analysts and receives inadequate investor attention in comparison to its key position in the biotechnology field. Any reduction of the float would only serve to exacerbate these problems. The result of more analyst and investor attention to the company's fundamentals could only increase share price.

     Fourth, I recognize that current shareholders might conclude that the value of their shares would be increased by a share re-purchase. There are a variety of reasons for this conclusion that are plausible. Current financial shareholders would, in general, favor any move that increased the price at which they could sell their shares. They may well have given insufficient consideration to how a narrower float would affect analyst and future investor attention to the company's stock and thus its longer term prospects in the market. Or there may have been "group think": if it's good for GE, it must be good for LTI. Whatever the reasons for current stockholders to approve a re-purchase, the LTI Board should take a view that ensures a market in which investors can profitably buy and sell LTI shares over time. Benefitting current shareholders is a factor, but not the only one, that the LTI Board should take into account.

     Fifth, As I indicated above, the majority Dexter shareholding is worth separate consideration. You have clearly stated to the LTI Board that, wearing your Dexter hat, you would never allow Dexter's ownership to drop below 50%, a situation that would have occured in the near term without the share re-purchase. I do not know the reasons for this position, but it appears to be unrelated to any factor that is intended to increase LTI shareholder value, specifically including the value of LTI stock to The Dexter Corporation as an LTI shareholder. Indeed, the position seems to conflict with the objective of increasing shareholder value, because

Mr. Walker - Personal and Confidential
June 2, 1998
Page 3


it suggests that LTI assets will be used to maintain Dexter's majority holding without respect to alternative deployment of those assets. In this case, because Dexter's 52% holding was voted in favor of the re-purchase plan principally in order to maintain Dexter's majority interest -- a reason that is essentially different from that of any other shareholder -- I do not count it in considering whether the majority vote was so large as to preclude another view.

     In summary, having reviewed the results of the shareholder vote, I find nothing to cause me to change my mind: the re-purchase remains a misuse of LTI cash, and I would vote against it again were it to come before the Board.

     But there is a final consideration. As you correctly pointed out, majorities of both the Board and the shareholders voted to approve the buy-back, and the company announced its intention to pursue that course. Indeed, as I recall, the Board minutes include a statement that the buy-back would be pursued expeditiously. Much as I disagree with the intended course, I nevertheless believe that the company now has no choice but to proceed in accord with its stated intentions. I also think that the Board should be kept abreast of implementation of the repurchase plan and shall look forward to reports from management from time to time.

     As a last point: one hardly needs the news of the American Home/Monsanto acquisition to know that significant consolidation is underway among our customers and competitors. I remain concerned that LTI is hobbled in aggressive pursuit of acquisition targets. Unless we change our intensity, I fear that the value of the LTI business may slowly wither, as others are more successful in playing the consolidation game. This would serve well no one involved with the company.

                              Sincerely,

                              /s/ Frank E. Samuel, Jr.

                              Frank E. Samuel Jr.